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                                                                    Exhibit 99.1


              CHANGE IN EMPLOYMENT STATUS AGREEMENT ("Agreement")

          I, Christine A. Edwards, and Morgan Stanley Dean Witter & Co., a Delaware corporation (the "Company"), agree to resolve all issues regarding my employment status as follows:

          Section 1 --   Change in Employment Status
          -------------  ---------------------------
          (a) I resigned as the Executive Vice President, Chief Legal Officer and Secretary of the Company and, except as provided in Section 1(b), all other officer positions, offices and directorships with the Company and its affiliates effective on June 10, 1999.

          (b) The Company and I acknowledge and agree that I will remain an active employee of the Company until January 31, 2000 (the "Retirement Date"), however, I will report to the office on an "as needed" basis.

          (c) The Company and I acknowledge and agree that following my retirement, I will be available as an Advisory Director of Morgan Stanley Dean Witter ("MSDW") to provide such consulting services as the Company may reasonably require from such retirement for such period of time and on such terms as the Company and I may mutually agree. Such consulting services shall relate to financial services modernization, antitrust issues relating to the credit card industry, changes in national trading marketplaces, corporate governance, employment practices issues and such other matters as we may mutually agree.

          (d) The Company and I acknowledge that we entered into a separate release agreement contemporaneously herewith (the "Release Agreement").

          Section 2 --   Payments and Benefits
          -------------  ---------------------

          (a) In General: I may revoke the Release Agreement within seven days after I sign it. If I do not revoke the Release Agreement, the Company will pay me the amounts and provide me with the benefits set forth in this Section in consideration for my acceptance of the terms of this Agreement and the Release Agreement. I acknowledge that if I fail to comply with the terms and conditions of this Agreement or the Release Agreement, the Company is not required to pay me any amount or provide me with any benefit set forth in Section 2(d) that becomes payable or effective on or after the date of such failure, subject to the requirement to arbitrate such matters as provided in Section 4.

          (b) Continuation of Base Salary and Employee Benefits: The Company will pay me my base salary, at the rate currently in effect (which the parties acknowledge is $300,000 per year), less any applicable withholding and deductions, until the Retirement Date, notwithstanding my earlier death or disability. If I voluntarily terminate my employment with the Company prior to the Retirement Date, within 30 days after such voluntary termination, the Company will pay me a lump sum cash payment equal to the amount of base salary payable to
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me pursuant to the preceding sentence that remains unpaid and that would otherwise have been payable to me had I remained employed with the Company until the Retirement Date. The Company also will continue to provide or make available to me all employee benefits currently provided or made available (other than incentive compensation or stock-based benefits), subject to my payment of any applicable premium or contribution, until the earliest of the date I voluntarily terminate my employment, the Retirement Date or the date of my death, notwithstanding my earlier disability.

          (c) Reimbursement of Legal Fees: Except for disputes arising after this Agreement is executed that are covered by Section 4, the Company will reimburse me for all legal fees and expenses incurred by me in connection with my change of employment status with the Company promptly following my submission of written documentation (in reasonable detail) of such fees and expenses.

          (d) Annual Bonus and Severance Payment: The Company will pay me a cash bonus for 1999 in an amount not less than seven-twelfths (7/12ths) of the value of my above base compensation (defined as my total reward less my base salary) for the Company's fiscal year 1998. Such bonus will be reduced by any applicable withholding and deductions and paid at the same time that bonuses for 1999 are paid to other senior executives of the Company, notwithstanding my earlier death, disability, termination of or retirement from employment. In addition, the Company will pay me a severance payment in an amount equal to the sum of (1) the amount I would have received under Section 4.2(a) of the Morgan Stanley Dean Witter & Co. Key Executive Employment Plan, as amended, and (2) five-twelfths (5/12ths) of the value of my above base compensation for the Company's fiscal year 1998. Such severance payment will be reduced by any applicable withholding and deductions and paid within 30 days of my signing this Agreement, notwithstanding my earlier death, disability, termination of or retirement from employment.

          (e) Stock Option and Restricted Stock Unit Awards: Any awards of stock options and restricted stock units granted to me that by their terms were not previously vested have been vested. All forfeiture provisions applicable to, and transfer restrictions imposed by the Company on, any of my stock option awards and any shares of the Company's common stock underlying any of my stock option awards have been removed. All forfeiture provisions applicable to any restricted stock units held by me have been removed. All restricted stock units held by me shall become payable in accordance with their terms. To the extent not inconsistent with the preceding, the termination of my employment is considered to be and will be treated by the Company as (i) a "full career retirement" for purposes of any awards granted to me in December 1997 and December 1998 and (ii) a "retirement" for purposes of all other outstanding options and restricted stock units granted to me.

          (f) Restoration Option Rights: The restoration option rights granted to me in connection with awards of stock options will not terminate upon the termination of my employment and instead will remain in effect until the earlier of the expiration of the underlying stock options or my election to terminate my status as an Advisory Director of MSDW.

          (g) Continuation of Medical Plan Coverage: The Company will continue to provide medical plan coverage to me at the level in effect upon the termination of my

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employment with the Company (provided that I continue to timely make any regularly required contributions under such plan) until the earliest of (i) my attainment of age 65, (ii) my eligibility for coverage under another group medical plan, or (iii) the termination of the Company's group medical plan and failure of the Company to adopt a replacement plan; provided that if the other group medical plan referred to in clause (ii) above contains any exclusion or limitation with respect to any preexisting condition I or any of the members of my family have, the Company will continue to provide medical plan coverage to me as provided herein.

          (h) D&O Coverage: The Company will continue to provide to me at the level provided to other senior executive officers of the Company directors' and officers' insurance coverage with respect to all ongoing outside activities originally undertaken by me on behalf of the Company, including, without limitation, my membership on the boards of directors and committees of exchanges, self-regulatory organizations and trade associations.

          (i) Retirement and Deferred Compensation Benefits: Any retirement and/or deferred compensation benefits payable to me under the qualified and non-qualified retirement and deferred compensation plans of the Company and its predecessors will be calculated and become payable in accordance with the terms and conditions of such plans, it being understood that the termination of my employment with the Company is considered to be and will be treated by the Company as a "full career retirement" or "retirement", as applicable, under any retirement plan where relevant to determine my eligibility for benefits but not the amount of or time of commencement of such benefits.

          (j) Riverwoods Office: Continuing for so long as I am an Advisory Director of MSDW, the Company will provide an appropriate office and secretarial support to me at its offices in Riverwoods, Illinois.

          Section 3 --   Miscellaneous
          -------------  -------------

          (a) Entire Agreement: This Agreement and the Release Agreement constitute the entire agreement between the parties regarding the matters which are the subject hereof and supersede and are in full substitution for any and all prior agreements and understandings among them relating to such matters, and no party shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any warranties, representations, covenants or agreements except as specifically set forth herein. This Agreement may not be modified or cancelled in any manner except by a writing signed by both me and an authorized officer of the Company. If any provision in this Agreement is found to be unenforceable, all other provisions will remain fully enforceable.

          (b) Successors: This Agreement inures to the benefit of and binds my heirs, administrators, representatives, executors, successors, and assigns, and will inure to the benefit of all Released Parties (as defined in the Release Agreement) and their respective heirs, administrators, representatives, executors, successors, and assigns. This Agreement also binds the Company and its related entities, subsidiaries, affiliates and successors.

          (c) Interpretation: This Agreement shall be construed as a whole according to its fair meaning. It shall not be construed strictly for or against me or any Released Party.

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Unless the context indicates otherwise, the term "or" shall be deemed to include the term "and" and the singular or plural number shall be deemed to include the other. Captions are intended solely for convenience of reference and shall not be used in the interpretation of this Agreement. This Agreement shall be governed by the statutes and common law of the State of New York, excluding its statutes or common law regarding choice of laws.

          (d) Taxes: I acknowledge that I am responsible for paying any taxes with respect to payments and benefits that I receive pursuant to this Agreement.

          Section 4 --   Arbitration of Disputes
          -------------  -----------------------

          The Company and I agree to be bound by the arbitration provisions in
Section 7 of the Release Agreement for resolution of any dispute with respect to this Agreement. This arbitration agreement applies to, among others, disputes about the validity, interpretation, or effect of this Agreement or alleged violations of it, or other statutory violation claims.



     EXECUTED at Lake Forest, Illinois, this 1st day of September, 1999.


                                    /s/ Christine A. Edwards
                                    ------------------------
                                    Christine A. Edwards





     EXECUTED at New York, New York, this 1st day of September, 1999.


                                    MORGAN STANLEY DEAN WITTER & CO.

                                  BY: /s/ John H. Schaefer
                                     ---------------------
                                     Name:  John H. Schaefer
                                     Title: Executive Vice President


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